SECURI[barcode]ION



12062242

SEC
Mail Processing
Section

AUG 23 2012

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/02/11 AND ENDING 06/29/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, PO Box 251, Ernst & Young Tower
(No. and Street)

Toronto	Ontario	M5K 1J7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dona Gilbertson 416-943-2407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Avenue	Toronto	Ontario	M6A 1Y7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Ianni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of June 29, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

President

Title



Dona Claire Gilbertson

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

FINANCIAL STATEMENTS

JUNE 29, 2012

(expressed in U.S. Dollars)


ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying financial statements of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as required by Rule 17a-5 of the Securities Exchange Act of 1934 which comprise the statement of financial condition as at June 29, 2012 and the statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 29, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 15, 2012

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JUNE 29, 2012
(with comparative figures as at July 1, 2011)
(expressed in U.S. Dollars)

ASSETS

	2012	2011
CURRENT		
Cash	$ 488,007	$ 501,993
Account receivable	-	63,379
Taxes recoverable	19,412	2,061
Due from affiliates (note 4)	6,304	16,294
TOTAL ASSETS	$ 513,723	$ 583,727

LIABILITIES

	2012	2011
CURRENT		
Accounts payable and accrued liabilities	$ 56,208	$ 56,172
Due to affiliates (note 4)	12,391	-
TOTAL LIABILITIES	68,599	56,172

STOCKHOLDER'S EQUITY

	2012	2011
COMMON SHARES (note 6)	738,373	738,373
DEFICIT	(293,249)	(210,818)
TOTAL STOCKHOLDER'S EQUITY	445,124	527,555
	$ 513,723	$ 583,727

Approved and authorized for issue by the Company's Board of Directors on August 15, 2012.



_______________ DIRECTOR
_______________ DIRECTOR

See accompanying notes to financial statements


ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 29, 2012
(with comparative figures for the year ended July 1, 2011)
(expressed in U.S. Dollars)

	2012			2011
	Common shares	Deficit	Total	Total
Balance, beginning of the year	$ 738,373	$ (210,818)	$ 527,555	$ 553,654
Net loss for the year	-	(82,431)	(82,431)	(26,099)
Balance, end of the year	$ 738,373	$ (293,249)	$ 445,124	$ 527,555

See accompanying notes to financial statements


ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 29, 2012
(with comparative figures for the year ended July 1, 2011)
(expressed in U.S. Dollars)

	2012	**2011**
REVENUE (note 4)	**$ 807,495**	$ 949,347
EXPENSES		
Professional service fees (note 4)	**470,471**	597,126
Administrative service fees (note 4)	**199,031**	199,719
Regulatory fees and education	**81,263**	59,819
Legal fees	**80,848**	59,034
Technology	**37,223**	32,561
Audit	**30,000**	30,504
Foreign currency translation gain	**(8,910)**	(3,317)
	889,926	975,446
NET LOSS	**$ (82,431)**	$ (26,099)

See accompanying notes to financial statements


ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 29, 2012
(with comparative figures for the year ended July 1, 2011)
(expressed in U.S. Dollars)

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year	$ (82,431)	$ (26,099)
Net changes in non-cash working capital items related to operations:		
Due from/to affiliates	22,381	(46,456)
Accounts payable and accrued liabilities	36	21,347
Taxes recoverable	(17,351)	689
Accounts receivable	63,379	(63,379)
NET DECREASE IN CASH FOR THE YEAR	(13,986)	(113,898)
CASH, BEGINNING OF THE YEAR	501,993	615,891
CASH, END OF THE YEAR	$ 488,007	$ 501,993

See accompanying notes to financial statements


ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 29, 2012
(expressed in U.S. Dollars)

Balance, beginning of the year	$ -
Increase in subordinated loan	-
Balance, end of the year	$ -

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

(expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc.

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was June 29, 2012 and in fiscal 2011 the closest Friday to June 30 fell on July 1, 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) Cash and cash equivalents –

Cash and cash equivalents are comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c) Financial instruments -

Financial instruments are classified into one of five categories: held for trading ("HFT"), held-to-maturity ("HTM"), loans and receivables, available for sale ("AFS"), or other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instruments.

(i) HFT financial instruments -

HFT financial instruments include assets and liabilities that are held for trading or designated upon initial recognition as HFT. These financial instruments are measured at fair value with changes in fair values recognized in the statement of operations. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument. Financial assets classified as HFT are initially measured at fair value with any subsequent gain or loss recognized in net income (loss) in the statement operations. The net gain or loss recognized incorporates any dividend or interest earned on the financial asset. The Company classifies cash and due from/to affiliates as a HFT.

(ii) HTM financial instruments -

HTM financial instruments having a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial instrument to maturity, are classified as HTM and measured at amortized cost using the effective interest rate method. Any gains and losses arising from the sale of HTM financial instruments are included in net income (loss) in the statement of operations. Currently the Company has no HTM financial instruments.

(iii) AFS financial instruments -

AFS financial instruments are those financial assets that are not classified as HFT, HTM or loans and receivable and are carried at fair value. Any gains or losses arising from the change in fair value are recorded in other comprehensive income. AFS financial instruments are written down to fair value through other comprehensive income whenever it is necessary to reflect other-than-temporary impairment. Cumulative gains and losses arising upon the sale of the instrument are reclassified from equity to net income (loss) as a reclassification adjustment. Currently the Company has no AFS financial instruments.

(iv) Loans and receivables -

Items classified as loans and receivable are measured at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are included in net income (loss) in the statement of operations. The Company classifies account receivable as loans and receivables.

(v) Other financial liabilities -

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis in net income (loss) in the statement of operations. The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Financial instruments recorded at fair value in the financial statements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market date (unobservable inputs).

(d) **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes.* Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. Deferred tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(e) **Foreign currency translation -**

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the exchange rates prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in the Company's statement of operations.

(f) **Revenue recognition -**

The Company recognizes revenue on provision of advisory services as services are provided. The Company recognizes transactional services when the transaction is completed. The Company recognizes revenue from annual service fees on a straight line basis over the term of the service.

(g) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An area of significant estimate is deferred income taxes, which is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.

(h) **Recent accounting pronouncement -**

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, *Fair Value Measurement, Topic 820.* The update amends the wording used to describe requirements in GAAP for measuring fair value and disclosing information about fair value measurements. The amendment is to improve the comparability of fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. The update is to be applied prospectively and effective for fiscal years beginning after December 15, 2011. The Company does not expect that the adoption of this update will have a material impact on its financial statements.

3. **FINANCIAL INSTRUMENTS**

The Company has classified its financial instruments as follows:

		2012		2011
Held for trading, measured at fair value:				
Assets				
Cash	$	488,007	$	501,993
Due from affiliates	$	6,304	$	16,294
Liabilities				
Due to affiliates	$	12,391	$	-
Loans and receivables, measured at amortized cost:				
Account receivable	$	-	$	63,379
Financial liabilities, measured at amortized cost:				
Amounts payable and accrued liabilities	$	56,208	$	56,172

The fair values of the Company's financial instruments approximate their carrying values, except for amounts due to and from related parties for which the fair value is not determinable as they are non-interest bearing and without security. Amounts due to and from related parties are included in due from/to affiliates. At the current time the Company categorizes all of its financial instruments measured at fair value to be Level 1.


ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments. The Company is subject to credit risk through its account recivable and due from affiliates. The Company does not believe that it is exposed to an unusual level of credit risk. The Company's cash is held at one financial institution. None of the cash held on deposit with the bank at June 29, 2012 is federally insured.

4. **RELATED PARTY TRANSACTIONS AND BALANCES**

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates. For the year ended June 29, 2012, the total amount of work subcontracted to the Company from EYOCF totaled $502,433 (2011 - $689,782), and is included in "Revenue". Accordingly, the Company is economically dependent on EYOCF for the majority of its revenue.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year shall be based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement. For the year ended June 29, 2012, the total amount charged to the Company by EYOCF for work done for EYOCF's clients totaled $410,269 (2011 - $513,834), as included in "Professional service fees". In addition, EYOCF has charged the Company $199,031 (2011 - $199,719) of costs representing an allocation of EYOCF's costs for defined services based on an estimate of time spent, plus any direct expenses incurred by EYOCF on behalf of the Company, as included in "Administrative service fees". At June 29, 2012, the Company has a net amount payable to EYOCF of $12,391 ($nil at July 1, 2011) and is included under "Due to affiliate".

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company hires staff provided by EYOCF to provide such services on behalf of the Member Firms. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. During the year, the total amount of revenue from Member Firms totaled $63,234 (2011 - $51,557), and is included in "Revenue". In addition, the Company earns annual service fees from Member Firms for assistance with compliance with SEC rules. The annual service fee amount is individually determined with each Member Firm. Total annual service fees earned during the year were $241,828 (2011 - $196,244), and are included under "Annual fees". At June 29, 2012, the Company has an amount receivable from Member Firms of $6,304 ($16,294 at July 1, 2011), and is included under "Due from affiliates".

For services provided, the Company pays EYOCF an amount equal to the time spent charged at the agreed upon rates as defined in the Amended Agreement. During the year, the total amount of work charged to the Company by EYOCF for work done for Member Firms totaled $60,202 (2011 - $51,745), and is included under "Professional service fees".

The balances above are receivable and payable on demand and have arisen from the provision of services.

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

5. INCOME TAXES

The Company has loss carryforwards of $216,269 for federal and provincial income tax purposes. The carryforward amounts expire as follows:

In the year ending July 1, 2030	$ 78,252
2031	82,046
2032	55,971
	$ 216,269

A valuation allowance has been recorded for the full amount of the deferred tax asset arising from loss carryforwards as management believes that it is more likely than not that the Company will not be able to utilize the benefit of the deferred income tax asset in the foreseeable future.

6. COMMON SHARES

The Company has an unlimited number of authorized common shares, of which 738,373 are issued.

7. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of June 29, 2012, the Company had net capital of $419,408 (2011 - $445,821), which exceeded minimum net capital requirements by $169,408 (2011 - $195,821).

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the attached schedule of Computation of Net Capital of Ernst & Young Corporate Finance (Canada) Inc., (the "Company") as at June 29, 2012.

Management's Responsibility for the Schedule
Management is responsible for the preparation of this schedule in accordance with the financial reporting provisions pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934 (the "Rule"), and for such internal control as management determines is necessary to enable the preparation of the schedule that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this schedule based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with the ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the schedule is free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the schedule. The procedures selected depend on the auditors' judgement, including assessment of the risks of material misstatement of the schedule, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the schedule in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the schedule.

We believe that the audit evidence we have obtained is sufficient and appopriate to provide a basis for our audit opinion.

Opinion
In our opinion, this schedule of Computation of Net Capital of the Company, as at June 29, 2012 is prepared, in all material respects, in accordance with the Rule.

Restriction of Distribution and Use
This schedule is prepared to assist the Company to meet the requirements of the United States Securities and Exchange Commission (the "SEC"). Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on the Rule, in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specific users or for any other purposes.

Other Matter
The Company has prepared a separate set of financial statements for the year ended June 29, 2012 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate independent auditors' report to the stockholder of the Company dated August 15, 2012.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 15, 2012

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
AS AT JUNE 29, 2012
(with comparative figures as at July 1, 2011)
(expressed in U.S. Dollars)

	2012	2011
Stockholder's equity	$ 445,124	$ 527,555
Deductions and/or changes:		
Non-allowable assets		
Taxes recoverable	(19,412)	(2,061)
Due from affiliates	(6,304)	(16,294)
Account receivable	-	(63,379)
Net capital	419,408	445,821
Minimum net capital requirement -		
The greater of 2% of aggregate debit items arising from customer transactions of $nil or $250,000	250,000	250,000
Excess net capital	$ 169,408	$ 195,821
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 119,408	$ 145,821

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.


ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT ON COMPLIANCE WITH REGULATIONS

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited Ernst & Young Corporate Finance (Canada) Inc.'s (the "Company") compliance with Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Rule") as at June 29, 2012.

Management's Responsibility for Compliance
Management is responsible for the compliance with the Rule and for such internal controls as management determines is necessary to enable compliance, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this compliance based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the Company complied with the Rule.

An audit involves performing procedures to obtain audit evidence about the compliance with the Rule. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevent to the entity's compliance with the Rule. In order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriaetness of accounting policies used and the reasonableness of accounting estimates made by management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, as at June 29, 2012, the Company is in compliance, in all material respects, with the Rule.

Restriction of Distribution and Use
This report is prepared to assist the Company to meet the requirements of the United States Securities and Exchange Commission (the "SEC"). As a result, this report may not be suitable for another purpose. Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on the Rule in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specific users or for any other purposes.

Other Matter
The Company has prepared a separate set of financial statements for the year ended June 29, 2012 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate independent auditors' report to the stockholder of the Company dated August 15, 2012.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 15, 2012